

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

<u>Via Fax</u>

Brian Lawson
Senior Managing Partner and Chief Financial Officer
Brookfield Asset Management Inc
Suite 300
Brookfield Place
181 Bay Street
P.O. Box 762
Toronto, Ontario Canada M5J2T3

> Re: **Brookfield Asset Management Inc**
> **Form 40-F**
> **Filed March 31, 2011**
> **Form 6-K**
> **Filed March 24, 2011**
> **File No. 033-97038**

Dear Mr. Lawson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief